

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 12, 2016

Via U.S. Mail
Mr. Thomas Roger Sawyer, Chief Executive Officer
Silverton Energy, Inc.
297 Kingsbury Grade, Suite 208
Stateline, NV  89449

> **Re:    Silverton Energy, Inc.**
> **Form 10-K for the year ended September 30, 2015**
> **Filed February 24, 2016**
> **File No. 0-54920**

Dear Mr. Sawyer:

We issued comments on the above captioned filing on August 8, 2016.  On August 24, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate.  These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Mindy Hooker at (202) 551-3732, Jeff Gordon at (202) 551-3486 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction